Filed by Endorex Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-6 of the Securities
                                               Exchange act of 1934, as amended.

                                 Subject: Corporate Technology Development, Inc.

                                                   Commission File No. 333-70750

ON NOVEMBER 9, 2001, ENDOREX CORPORATION, A DELAWARE CORPORATION, ISSUED THE FOLLOWING PRESS RELEASE:

                                     [LOGO]

                           28101 BALLARD ROAD, SUITE F
                              LAKE FOREST, IL 60045
                                 WWW.ENDOREX.COM

COMPANY CONTACT:                             INVESTOR/MEDIA CONTACT:
Michael Rosen                                Dian Griesel, Ph.D./Lisa Lindberg
President & CEO                              The Investor Relations Group
847-573-8990                                 212-825-3210
MROSEN@ENDOREX.COM                           THEPROTEAM@AOL.COM


FOR IMMEDIATE RELEASE


                   ENDOREX REPORTS THIRD QUARTER 2001 RESULTS
             DATE SET FOR ANNUAL MEETING OF STOCKHOLDERS OF ENDOREX

Chicago - November 9, 2001 - Endorex Corporation (AMEX:DOR) announced today its third quarter financial results for 2001.

For the three-month period ended September 30, 2001, the Company reported a net loss of $1,461,596 or ($0.11) per share, basic and diluted, versus a loss of $1,453,962 or ($0.11) per share for the third quarter ended September 30, 2000. Net loss includes preferred stock dividends, which are paid-in-kind in shares of preferred stock.

Total operating expenses for the third quarter of 2001 were $1,118,029 compared to $696,590 for the same period last year. This increase in total operating expenses was due to increased drug delivery research and development activities for oral peptides and oral small molecules. The increase in proprietary research and development expense was offset in part by a reduction in expenses related to the joint ventures with Elan. Equity losses in joint ventures were $42,392 during the third quarter of 2001 compared with losses of $648,779 during the same period in 2000. Additionally, during the third quarter of 2001, Endorex and Novo Nordisk A/S mutually agreed to end further joint research efforts to evaluate the oral delivery of Norditropin(R) (Novo brand of human growth hormone), and terminate the joint research and option agreement.

In the beginning of October, Endorex filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC") in connection with its previously announced proposed acquisition of Corporate Technology Development, Inc. ("CTD"), a privately held specialty pharmaceutical company based in Miami, Florida. That registration statement was declared effective by the SEC on October 23, 2001.

Endorex's annual shareholders' meeting has been set for November 29, 2001, to be held at Endorex's offices in Lake Forest, Illinois at 10:00 a.m. CST. At the annual meeting, shareholders of record as of October 23, 2001 will be asked to vote for the proposed issuance of Endorex
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common stock, options and warrants in connection with the merger of a wholly owned subsidiary of Endorex with and into CTD, in addition to other matters.

Upon completion of the merger, Endorex will possess a broadened product pipeline with the addition of two oral drug candidates currently in clinical development. CTD's lead product candidate is orBec(TM), an oral form of the drug beclomethasone diproprionate, which is currently being studied in a phase III clinical trial for the treatment of intestinal graft-versus-host disease ("iGVHD"). Additionally, on November 1, 2001, CTD announced that it had initiated a second clinical trial with orBec(TM), a phase II trial for the treatment of Crohn's disease. The U.S. Food and Drug Administration recently granted Enteron Pharmaceuticals, Inc., a majority owned subsidiary of CTD, orphan drug designation for use of orBecTM to prevent graft-versus-host disease ("GVHD"). Additionally, Enteron already was granted orphan drug designation for the treatment of iGVHD. GVHD is a life-threatening complication that affects the skin, liver, and gastrointestinal tract following bone marrow transplants currently used to treat various types of cancer. Crohn's disease is a gastrointestinal disorder often producing significant morbidity, including hospitalization and surgery. orBec(TM) has received "fast track" designation by the FDA. As of Sept. 30, 2001, CTD had no debt and approximately $4.4 million in cash.

Endorex is a development-stage drug delivery company developing oral and mucosal formulations of protein- and peptide-based drugs that are traditionally delivered in an injectable format. Endorex anticipates that this alternative delivery system will enhance patient quality of life and potentially reduce the healthcare cost related to needle-based delivery. For further information regarding Endorex, please visit the company's website located at WWW.ENDOREX.COM.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS, WITHIN THE MEANING OF
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THAT INVOLVE A NUMBER OF KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. THESE STATEMENTS ARE ONLY PREDICTIONS AND ACTUAL EVENTS OR RESULTS IN FUTURE PERIODS MAY DIFFER MATERIALLY FROM WHAT IS CURRENTLY ANTICIPATED. IN PARTICULAR, WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO SUCCESSFULLY DEVELOP OR COMMERCIALIZE PRODUCTS BASED ON OUR TECHNOLOGY, PARTICULARLY IN LIGHT OF THE SIGNIFICANT UNCERTAINTY INHERENT IN DEVELOPING DRUG DELIVERY PRODUCTS, CONDUCTING CLINICAL TRIALS AND OBTAINING REGULATORY APPROVALS, THAT OUR TECHNOLOGIES WILL PROVE TO BE SAFE AND EFFECTIVE, THAT OUR CASH EXPENDITURES WILL BE AT PROJECTED LEVELS, THAT WE WILL BE ABLE TO OBTAIN FUTURE FINANCING OR FUNDS, THAT WE OR OUR JOINT VENTURES OR OUR COLLABORATIONS WITH OTHER COMPANIES IN THE U.S. AND ABROAD WILL SUCCESSFULLY DEVELOP PRODUCTS OR BECOME PROFITABLE, THAT OUR JOINT VENTURES OR OUR COLLABORATIONS WITH OTHER COMPANIES WILL CONTINUE, THAT OUR BUSINESS STRATEGY WILL BE SUCCESSFUL OR THAT WE WILL BE ABLE TO CARRY OUT OUR PLANS FOR 2001 AND BEYOND. THIS PRESS RELEASE ALSO CONTAINS FORWARD-LOOKING STATEMENTS REGARDING ENDOREX'S, CTD'S, AND THE COMBINED COMPANIES' PLANS, EXPECTATIONS, INTENTIONS AND STRATEGIES. THESE STATEMENTS INCLUDE FORWARD-LOOKING STATEMENTS ABOUT ENDOREX'S, CTD'S AND THE COMBINED COMPANIES' PRODUCTS, PRODUCT DEVELOPMENT AND PRODUCT PIPELINE. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE OR RESULTS AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM CURRENT EXPECTATIONS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, PRODUCT INTEGRATION RISK, THE POSSIBILITY THAT THE OPERATIONS AND MANAGEMENT OF ENDOREX AND CTD WILL NOT BE SUCCESSFULLY INTEGRATED, THE POSSIBILITY THAT THE MERGER MIGHT NOT BE CONSUMMATED, THE EFFECTS OF THE PUBLIC ANNOUNCEMENT ON THE PROGRESS OF CERTAIN DRUG DEVELOPMENT PROJECTS AND THAT BENEFITS SOUGHT TO BE ACHIEVED BY THE TRANSACTION WILL NOT BE ACHIEVED. FURTHERMORE, ENDOREX, CTD, AND THE COMBINED COMPANIES CANNOT ASSURE YOU THAT THEY WILL BE ABLE TO SUCCESSFULLY DEVELOP OR COMMERCIALIZE PRODUCTS BASED ON THEIR TECHNOLOGY, PARTICULARLY IN LIGHT OF THE SIGNIFICANT UNCERTAINTY INHERENT IN DEVELOPING DRUG AND DRUG DELIVERY PRODUCTS, CONDUCTING CLINICAL TRIALS AND OBTAINING REGULATORY APPROVALS, THAT THEIR TECHNOLOGIES WILL PROVE TO BE SAFE AND EFFECTIVE, THAT THEIR CASH EXPENDITURES WILL BE AT PROJECTED LEVELS, THAT PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS WILL NOT BE REDUCED OR DISCONTINUED DUE TO DIFFICULTIES OR DELAYS IN CLINICAL TRIALS OR DUE TO LACK OF PROGRESS OR POSITIVE RESULTS FROM RESEARCH AND DEVELOPMENT EFFORTS, THAT THEY WILL BE ABLE TO SUCCESSFULLY PATENT, REGISTER OR PROTECT THEIR TECHNOLOGY, TRADEMARKS AND PRODUCTS, OR THAT THE BUSINESS STRATEGIES OF ENDOREX, CTD, OR THE COMBINED COMPANIES WILL BE SUCCESSFUL. IN ADDITION TO THE MATTERS DESCRIBED IN THIS PRESS
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RELEASE, RISK FACTORS AS DESCRIBED FROM TIME TO TIME IN ENDOREX'S FILINGS
WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING, BUT NOT LIMITED TO,
OUR MOST RECENT REPORTS ON FORM 10-QSB, FORM 10-KSB, AS AMENDED, AND OUR REGISTRATION STATEMENT ON FORM S-4, AS AMENDED, MAY AFFECT OUR FINANCIAL RESULTS. WE ASSUME NO OBLIGATION TO UPDATE THE INFORMATION IN THIS RELEASE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT: ENDOREX HAS FILED A REGISTRATION STATEMENT ON SEC FORM S-4 AND ENDOREX AND CTD HAVE FILED A JOINT PROXY STATEMENT/PROSPECTUS WITH THE SEC IN CONNECTION WITH THE TRANSACTION. THE REGISTRATION STATEMENT WAS DECLARED EFFECTIVE ON OCTOBER 23, 2001 AND THE JOINT PROXY STATEMENT/PROSPECTUS CONTAINING INFORMATION ABOUT ENDOREX, CTD AND THE MERGER WAS MAILED TO STOCKHOLDERS OF ENDOREX AND CTD ON OCTOBER 26, 2001. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT ENDOREX, CTD, THE MERGER, THE PERSONS SOLICITING PROXIES RELATING TO THE TRANSACTION, THEIR INTERESTS IN THE TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEBSITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM ENDOREX BY DIRECTING A REQUEST BY MAIL TO ENDOREX AT 28101 BALLARD DRIVE, SUITE F, LAKE FOREST, IL 60045-4544, TELEPHONE (847) 573-8990, OR FROM CTD BY DIRECTING A REQUEST BY MAIL TO CTD AT 1680 MICHIGAN AVENUE, SUITE 700, MIAMI, FLORIDA 33139, TELEPHONE 305-777-2258. IN ADDITION TO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, ENDOREX FILES ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS OR OTHER INFORMATION FILED BY ENDOREX AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 OR AT ANY OF THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOMS. ENDOREX'S FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEBSITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV.

ENDOREX, CTD, DIRECTORS AND CERTAIN EXECUTIVE OFFICERS OF ENDOREX AND CTD, D.F. KING AND CERTAIN AFFILIATES AND EMPLOYEES OF D.F. KING, MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE MERGER. D.F. KING WILL BE PAID TO SOLICIT PROXIES IN CONNECTION WITH THE MERGER. CERTAIN ENDOREX AND CTD DIRECTORS AND EXECUTIVE OFFICERS ENDOREX MAY HAVE DIRECT OR INDIRECT INTERESTS IN THE MERGER DUE TO SECURITIES HOLDINGS OF ENDOREX AND CTD AND RIGHTS TO BONUS PAYMENTS FOLLOWING THE MERGER. IN ADDITION, CERTAIN DIRECTORS AND OFFICERS, AFTER THE MERGER, WILL BE INDEMNIFIED BY ENDOREX AND WILL BENEFIT FROM INSURANCE COVERAGE FOR LIABILITIES THAT MAY ARISE FROM THEIR SERVICE AS DIRECTORS AND OFFICERS OF CTD PRIOR TO THE MERGER. ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS IN THE SOLICITATION IS CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS FILED BY ENDOREX AND CTD WITH THE SEC.

                                       ###

ENDOREX CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)...

                                         THREE MONTHS ENDED SEPTEMBER 30       NINE MONTHS ENDED SEPTEMBER 30
                                         -------------------------------       -------------------------------
                                             2001               2000              2001                2000
                                         ------------       ------------       ------------       ------------
REVENUES                                 $         --       $         --       $         --       $         --

RESEARCH & DEVELOPMENT EXPENSES               595,319            204,851          1,766,813            673,044
GENERAL & ADMINISTRATIVE EXPENSES             522,710            491,739          1,430,979          1,473,260

TOTAL OPERATING EXPENSES                    1,118,029            696,590          3,197,792          2,146,304

     OPERATING LOSS                        (1,118,029)          (696,590)        (3,197,792)        (2,146,304)

EQUITY LOSSES IN  JOINT VENTURES              (42,392)          (622,850)          (620,053)        (2,201,706)
OTHER INCOME                                       --                 --             (1,577)                --
NET INTEREST INCOME                            73,505            212,944            340,871            510,890
                                         ------------       ------------       ------------       ------------
NET LOSS                                   (1,086,916)        (1,106,496)        (3,478,551)        (3,837,120)

PREFERRED STOCK DIVIDENDS                    (374,680)          (347,466)        (1,111,821)        (1,034,844)

NET LOSS AVAILABLE TO
   COMMON SHAREHOLDERS                     (1,461,596)        (1,453,962)        (4,590,373)        (4,871,964)

BASIC & DILUTED NET LOSS PER SHARE
   AVAILABLE TO COMMON SHAREHOLDERS      $      (0.11)      $      (0.11)      $      (0.36)      $      (0.41)

WEIGHTED AVERAGE SHARES OUTSTANDING        12,741,858         12,741,858         12,741,858         12,009,995

BALANCE SHEET DATA:                         SEPTEMBER 30, 2001  DECEMBER 31, 2000
--------------------------------------      ------------------  -----------------
Cash and securities                            $ 8,090,848         $12,846,251
Working capital                                  5,171,547          10,112,440
Total assets                                    10,196,836          13,669,458
Long-term debt                                     129,236             204,162
Stockholders' equity & preferred stock           7,077,625          10,546,145